UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80069 / February 21, 2017

Admin. Proc. File No. 3-17683

In the Matter of

 KALEX CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Kalex Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Kalex Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Kalex Corp. is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                        Brent J. Fields
                                        Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Harvey Westbury Corp., Intercore, Inc., and Kalex Corp., Inc.,* Initial Decision Release No. 1099 (Dec. 30, 2016), 115 SEC Docket 15, 2016 WL 7494355. The Central Index Key number for Kalex Corp. is 1372620.

INITIAL DECISION RELEASE NO. 1099
ADMINISTRATIVE PROCEEDING
File No. 3-17683

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of HARVEY WESTBURY CORP., INTERCORE, INC., and KALEX CORP.	INITIAL DECISION OF DEFAULT AS TO KALEX CORP. December 30, 2016

APPEARANCE: David S. Frye, for the Division of Enforcement,
Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondent Kalex Corp. The revocation is based on Kalex's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On November 17, 2016, the Commission issued an order instituting administrative proceedings (OIP) against Respondents under Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Harvey Westbury Corp. and InterCore, Inc., have both settled with the Commission, leaving Kalex as the sole remaining Respondent. *Harvey Westbury Corp.*, Exchange Act Release No. 79680, 2016 SEC LEXIS 4776 (Dec. 23, 2016); *Harvey Westbury Corp.*, Exchange Act Release No. 79452, 2016 SEC LEXIS 4463 (Dec. 2, 2016). Kalex was served with the OIP by November 22 and its answer was due by December 5. *Harvey Westbury Corp.*, Admin. Proc. Rulings Release No. 4419, 2016 SEC LEXIS 4512 (ALJ Dec. 6, 2016). On December 6, I noted that Kalex had not filed an answer and ordered it to show cause by December 16 why the registrations of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Id.* Kalex did not attend the telephonic prehearing conference held on December 16, and to date has not filed an answer or responded to the show cause order.

FINDINGS OF FACT

Kalex is in default for failing to file an answer, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Kalex Corp., Central Index Key No. 1372620, is a forfeited Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015, which reported a net loss of $14,815 for the prior nine months. As of November 14, 2016, the company's common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failure to file timely periodic reports, Kalex failed to heed the delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive the letter.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Kalex failed to file timely periodic reports. As a result, Kalex failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway*

Int'l Holdings, Inc., Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Kalex's failure to file required periodic reports is serious because the failure constitutes a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Kalex's violation is also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Kalex is also culpable because it failed to heed the delinquency letter sent to it by the Division of Corporation Finance, even if, through its failure to maintain a valid address on file with the Commission as required by Commission rules, it did not receive that letter. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Kalex has not answered the OIP, appeared at the prehearing conference, responded to the show cause order, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations. It has also made no assurance against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Kalex's registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Kalex Corp. is hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

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[1] This order applies to all classes of Kalex Corp.'s securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge